

Kirkpatrick & Lockhart Nicholson Graham LLP

1601 K Street, N.W.
Washington, DC 20006-1600
202.778.9000
Fax 202.778.9100
www.klng.com

John Steele
202.778.9489
202.778.9100 (fax)
jsteele@klng.com

August 15, 2006

Mr. Max A Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3561
Washington, DC 20549

> Re: **BancCap Asset Securitization Issuance Corporation
> Post-Effective Amendment No. 3 to Registration Statement on Form S-3
> Filed July 6, 2006**
> **File No. 333-133209** *(file No. 333-97289, corrected)*

Dear Mr. Webb:

This letter sets forth the response of BancCap Asset Securitization Issuance Corporation ("**BASIC**") to the comments contained in a letter from you dated July 14, 2006 (the "*Comment Letter*"), regarding the above referenced registration statement (the "*S-3*").

BASIC is filing today Post-Effective Amendment No. 4 to the S-3. This document has been revised to provide additional disclosure in response to the Comment Letter.

Set forth below are BASIC's point-by-point responses to the Comment Letter. All capitalized words used herein and not defined have the respective meanings ascribed to them in the S-3.

Registration Statement

General

> 1. *We note your response to prior comment 2 of our letter dated May 15, 2006 that agreements will be filed on Form 8-K within 15 days of the closing of each offering, however, please confirm that you will comply with the applicable time requirements for filing the Form 8-K.*

DC-835286 v4



Kirkpatrick & Lockhart Nicholson Graham LLP

Response

The Registrant will follow the applicable time requirements for filing the Form 8-K.

<u>Base Prospectus</u>
<u>Cover Page</u>

2.   *We note your revisions in response to prior comment 6, please revise to refer to the trust as the "issuing entity."*

Response

The prospectus has been so revised and a blacklined changed page has been included with the submission for your reference.

If you any questions or comments, please call me at (202) 778-9489 at your earliest convenience.

Very truly yours,

John Steele

cc: Michael W. Trickey